December 18, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Franklin Wyman Lynn Dicker Jessica Dickerson Tim Buchmiller

Re:	Med-X, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed October 11, 2024 File No. 024-12516

Ladies and Gentlemen:

This letter is submitted on behalf of Med-X, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated November 7, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Offering Statement (the “Offering Statement”) on Form 1-A (File No. 024-12516), filed with the Commission on October 11, 2024. This letter is being submitted contemporaneously with the revised Offering Statement on Form 1-A Amendment No. 2, which reflects changes made in response to the Staff’s comments and other clarifying revisions. Capitalized terms set forth in this letter but not defined are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 1 to Offering Statement on Form 1-A, Filed October 11, 2024

Cover Page

1.

Please disclose on the cover page which disclosure format you are following for the narrative disclosure required by Part II of Form 1-A. Refer to the last paragraph of Part II(a)(1) of Form 1-A. If you intend to follow the offering circular format described in Part II of Form 1-A, please include all relevant disclosures, including the cross reference required by Part II, Item 1(d) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that is has included the requested disclosure by the Staff, on the cover page of the Offering circular.

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2.

You state on page ii that the offering will terminate on the first to occur of certain specified events, one of which is the one-year anniversary of the qualification date of this offering statement. You make a similar statement on pages 67 and 68. However, on page 68, you also state that the offering will end on the 180th day after the qualification date but that you may extend the offering one or more times. Please revise these disclosures for consistency to clarify the duration of the offering.

Response: In response to this comment, the Company respectfully advises the Staff that it has clarified the disclosure on page 68, which states “the offering will terminate on the first to occur of (i) the date on which all 2,500,000 shares have been sold, (ii) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion, with respect to the Company’s shares offered in this offering, regardless of the amount of capital raised.” As such, the disclosure is now consistent throughout the offering circular.

3.

You state that there is no escrow agent or escrow account being used for this offering, but then you state that funds released from escrow will be deposited directly into your operating account for immediate use. Please revise your disclosures here and throughout the offering statement as appropriate to clarify whether you intend to use an escrow agent and an escrow account for this offering. In this regard, we note inconsistent disclosures regarding escrow under "Risk Factors" on page 41, "Terms of the Offering" on page 67, and "Plan of Distribution" on pages 68 and 70. We also note that you included two forms of escrow services agreements with two different escrow agents as exhibits to the offering statement.

Response: In response to this comment, the Company respectfully advises the Staff that it has revised the disclosure throughout the offering circular to clarify that an escrow account has been established for this offering, throughout the offering circular. Additionally, the Company has filed the escrow agreement as exhibit 8.1 to the offering circular.

Summary, page 2

4.

The information in the "Summary" section on pages 2-16 appears to be nearly identical to the information in the "Business" section on pages 19-33. Please revise your summary to make it brief and to avoid repetition of the detailed information from the "Business" section. Refer to Rule 253(d)(1) of Regulation A and Part II, Item 3(a) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that it has updated and condensed the Summary section, to avoid repetition, in accordance with Rule 253(d)(1) of Regulation A and part II, Item 3(a) of Form 1-A, as per the Staff’s request.

Thermal-Aid Headache Relief System, page 5

5.

You state that Dr. Hyson is the inventor and grantee of three patents which have been provided to Pacific Shore in perpetuity to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. However, on page 8, you disclose that the license agreement had an initial term of five years with options exercisable for one-year extensions. Accordingly, please refrain from referring to the license as a perpetual license. In addition, please disclose here whether these patents have expired and ensure you briefly describe all material terms of the license agreement in the offering statement. For example only, in addition to the current disclosure, you should disclose which party owns any improvements you may make to the licensed intellectual property, which party bears the responsibility for any costs and fees associated with the licensed intellectual property, and when royalty payments to Dr. Hyson are due and payable. Finally, please file a copy of the applicable license agreement as an exhibit to the offering statement. In this regard, although we note a license agreement for Thermal-Aid filed as Exhibit 6.6, it appears to be an agreement with Matthew Mills and identifies different patent numbers than those disclosed on page 5 of the offering statement.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure on page of the offering circular on page 5 and 10, to remove references to the patents provided to Pacific Shore being perpetual. Rather, the license agreement automatically renews each year, and has been renewed every year since 2010, and during the term, the license is exclusive to the Company. Additionally, the Company has filed the applicable license agreement as exhibit 6.8 to the offering circular, per the Staff’s request.

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Nature-Cide License and Patent Application, page 5

6.

You state that Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills to commercialize the Nature-Cide brand and line of products. You further state that the license agreement has no termination date. However, the license agreement filed as Exhibit 6.5 to the offering statement has a one-year term that automatically renews each year for one additional year unless terminated by either party for any reason or no reason at least 30 days prior to the expiration of the term. Accordingly, please refrain from referring to the license as a perpetual license. In addition, please ensure you briefly describe all material terms of the license agreement in the offering statement. For example only, in addition to the current disclosure, you should disclose the term of the agreement, which party owns any improvements you may make to the licensed intellectual property, and which party bears the responsibility for any costs and fees associated with the licensed intellectual property.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure on page 5 and 25 of the offering circular, to remove references to the license and patent being perpetual. The Company has also included additional disclosure regarding all material terms of the license agreement in the offering statement, as requested by the Staff.

Recent Developments, page 8

7.

We note your references here and throughout the offering statement to an offering in reliance on Regulation Crowdfunding. Specifically, we note that the Regulation Crowdfunding offering appears to be an ongoing offering. In addition, we note other disclosures throughout the offering statement indicating that a separate, private placement may also have recently occurred and be ongoing. Please provide us with your legal analysis as to whether those offerings may be subject to integration with the offering contemplated by this offering statement. Refer to Securities Act Rule 152. In addition, to the extent the offerings are concurrent, please tell us why they are priced differently.

Response: In response to this comment, the Company respectfully advises the Staff that the Company intends to cease the Crowdfunding and the Regulation D offering prior to having the Regulation A offering qualified by the SEC.

Patents and Trademarks, page 11

8.	Please revise your disclosures to clarify which trademarks, patents, and patent applications are owned and which ones are in-licensed by you and/or Pacific Shore Holdings, as applicable.

Response: In response to this comment, the Company respectfully advises the Staff the Company has included two separate tables on page 11 of the offering circular, with additional disclosure, to clarify which trademarks, patents and patent application are owned and which ones are in-licensed by the Company and/or Pacific Shore Holdings.

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Use of Proceeds, page 18

9.

The use of proceeds described under "Expenditures" in the table on page 18 appears to be inconsistent with the use of proceeds described in the first and the fourth paragraphs of this section. Please revise your disclosures for consistency, or otherwise advise.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the disclosure in the first and fourth paragraph for consistency, as per the Staff’s request.

10.

In the third paragraph, you state that you estimate your net proceeds from the sale of 50% of the shares in this offering will be approximately $4,675,000. This number appears to be inconsistent with the calculations presented in the table on page 18. Please revise your disclosures to reconcile these amounts, or otherwise advise.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that is has revised the disclosure in third paragraph, for consistency with the calculations as presented in the table on page 8, as per the Staff’s request.

11.

We note that you intend to use a portion of the net proceeds from this offering to repay certain debt. Please describe the material terms of such debt and, if the debt was incurred in the past year, describe the use of the proceeds arising from the debt. Refer to Instruction 6 to Part II, Item 6 of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has included a description of the material terms of the debt on page 18 in footnote (1), as requested by the Staff.

Risk Factors, page 33

12.	Please move the "Risk Factors" section so that it appears immediately following the "Summary" section. Refer to Part II, Item 3(b) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has moved the “Risk Factors” section so that it appears immediately following the “Summary” section, as requested by the Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 46

13.

In the first paragraph, you refer to your "ongoing efforts to conclude [y]our IPO." You make other disclosures regarding your IPO throughout the offering statement. Please revise your disclosures as appropriate to clarify that you did not complete your IPO and that you withdrew the registration statement for your IPO in April 2024.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised its disclosures throughout to clarify that the IPO was never consummated, and the registration statement was withdrawn in April of 2024.

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Capitalization, page 52

14.	Please provide updated capitalization and dilution presentations as of June 30, 2024.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the capitalization and dilution section as of June 30, 2024, as requested by the Staff.

15.

In your revised capitalization table and dilution presentation, ensure that net proceeds from the planned IPO in the "pro forma as adjusted" column are consistent with the corresponding amount in Use of Proceeds on page 18. Additionally, the share amounts should be consistent with the terms for the planned offering and 1-for-16 reverse stock split. Also, clarify whether these presentations will reflect automatic conversion coincident with the planned IPO of the Promissory Note under the Line of Credit Agreement, as discussed on page F-36.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has ensured that the net proceeds from the planned IPO in the “pro forma as adjusted” column are consistent with the corresponding amount in the Use of Proceeds on page 18, as requested by the Staff.

16.

In the third bullet point and in the last paragraph, you refer to the "assumed initial public offering price of $4.00 per [s]hare." Please revise your disclosure to remove "assumed" given that the offering is being made at a fixed price of $4.00 per share. In addition, please refrain from referring to the offering price as your "initial public offering price" given the significance of an "IPO price" under several of your contractual arrangements described in the offering statement. Alternatively, tell us whether the price of this offering is considered the "IPO price" under any such arrangements. Please make similar revisions throughout the offering statement as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has removed the reference to “assumed” initial offering price and has also removed any reference to “initial public offering price”, as requested by the Staff.

Management

Executive Officers and Directors of Med-X, page 54

17.

We note your disclosure that David Toomey continues to actively practice clinical medicine and that Ronald Tchorzewski is currently the owner of CFO Consultancy. Please disclose the approximate number of hours per week that each of these officers works for you. Refer to Part II, Item 10(a)(2) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure to reflect the numbers of hours per week that each of these officers works for the Company.

Board Leadership Structure and Role in Risk Oversight, page 58

18.

We note that you discuss your rationale for separating the positions of Chairman and CEO. However, it appears that Matthew Mills serves as both your Chairman and CEO. Please advise, or revise your disclosures as appropriate to reconcile this apparent inconsistency.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure on page 58, as requested by the Staff.

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19.

You state that your board has three standing committees and that the charter of each committee is to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission. You make similar statements in your discussions of each of these committees on pages 59-60. In addition, we note similar disclosure on page 60 regarding your Code of Business Conduct and Ethics. However, we note that you withdrew your registration statement on Form S-1 in April 2024. Please revise your disclosures to clarify whether you still intend to adopt the charter of each committee, as well as a Code of Business Conduct and Ethics, and, if so, when. If you do not intend to adopt charters for your committees in the near future, please tell us why.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the disclosure to reflect that the committee charters and code of business conduct ethics has been removed throughout the offering circular. In the future, if the Company is listed on a national exchange, it will include the discussion of the committees and code of business conduct ethics.

Rule 251(d)(3)(i)(F) of Regulation A+, page 60

20.

We note your disclosure about the potential for rescission claims due to your sale of unregistered securities from November 3, 2018 through June 25, 2019. Please include appropriate risk factor disclosure in your "Risk Factors" section about this potential liability, or tell us why you do not believe such disclosure is appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has deleted this disclosure on page 60 in its entirety, as it is no longer applicable and is beyond the statute of limitations.

Compensation of Executive Officers, page 61

21.

We note that you have provided compensation disclosure for your executive officers but not for your directors. Please revise your disclosures to include director compensation disclosures pursuant to Part II, Item 11 of Form 1-A or Item 402 of Regulation S-K, as applicable based on the offering circular format you are using.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the table on page 60 to include director compensation, pursuant to Part II Item 11 of Form 1-A or item 402 f Regulation S-K, per the Staff’s request.

Stock Option Plan, page 62

22.

You state that the maximum number of shares that may be issued under your stock incentive plan will not exceed 10,000,000. You make a similar statement on page F-15. However, on page F-33, you state that you reserved 625,000 shares of your common stock pursuant to the plan. Please revise your disclosures to reconcile this apparent inconsistency. In addition, file a copy of the stock incentive plan as an exhibit to the offering statement. Refer to Part III, Item 17.6(c) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the numbers are based on a post-reverse split basis Additionally, the Company has filed a copy of its equity incentive plan as exhibit 6.9 to the offering circular as, requested by the Staff.

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Security Ownership of Certain Beneficial Owners and Management, page 62

23.

We note from your footnotes to the table that you have excluded each person’s vested stock options from the calculation of that person’s beneficial ownership. However, a person is deemed to be the beneficial owner of shares that such person has the right to acquire beneficial ownership of within 60 days, including through the exercise of any option. Please revise your beneficial ownership table accordingly, while maintaining footnote disclosure as to how many vested options are included in the calculations in the table. Refer to Part II, Item 12 of Form 1-A and Exchange Act Rule 13d-3(d)(1)(i).

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the table on page 62, as requested by the Staff.

Description of Capital Stock Preferred Stock, page 66

24.

Please outline briefly the material terms of the Series A super voting preferred stock, including the rights and terms specified in Part II, Item 14(a) of Form 1-A as appropriate. In your revised disclosure, please clarify how many shares of Series A super voting preferred stock, if any, are authorized and remain available for issuance.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has briefly described the material terms of the Series A super voting preferred stock on page 66 of the offering circular, as requested by the Staff.

Terms of the Offering

Investor Suitability Standards, page 68

25.

You state that shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence. Please revise your disclosure to clarify whether you intend to apply this restriction to all natural persons or only to non-accredited investors. In addition, disclose any restriction on the purchase of shares by any investor who is not an accredited investor and not a natural person. Refer to Rule 251(d)(2)(i)(C) of Regulation A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 68, per the Staff’s request, to clarify that this restriction only applies to non-accredited investors.

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022 Independent Auditor's Report, page F-2

26.	Please provide a revised audit report from Set Apart Accountancy Corp that references both years in the opinion paragraph and references Note 15, rather than Note 14, in the going concern paragraph.

Response: In response to this comment, the Company respectfully advises the Staff that the Company’s the Company’s Independent Auditor has provided a revised audit report with updated references in the opinion and going concern paragraphs, as requested by the Staff.

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Consolidated Statements of Operations, page F-5

27.

Please revise to present net loss per share on the face of your income statements for the years ended December 31, 2023 and 2022 and the three and six months ended June 30, 2024 and 2023 and provide all disclosures required by ASC 260-10-50.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that it has updated the Consolidated Statements of Operations on page F-5 to present net loss per share on the face of our income statements for the years ended December 31, 2023 and 2022 and the three and six months ended June 30, 2024 and 2023, and have provided all disclosures required by ASC 260-10-50. As discussed with the Staff’s Corporate Finance department via telephone, the Company has not provided three-month data on the face of its income statement as the Company is reporting on a semi-annual basis under Regulation A.

Subsequent Events, page F-12

28.

Please reconcile your disclosures here which state "subsequent events have been evaluated through May 15, 2024, which is the date the financial statements were issued" with the disclosures on page F-20 which states that subsequent events have been evaluated through September 15, 2024. Additionally, reconcile the disclosures in your interim financial statements on pages F-30 and F-37 regarding the dates that subsequent events have been evaluated.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that it has revised the disclosure in the Subsequent Events section on page F-12 to reflect September 15, 2024, and removed the reference to May 15, 2024.

Consolidated Financial Statements for the six months ended June 30, 2024 and 2023, page F- 22

29.

Please revise your interim financial statements to comply with guidance in Article 10 of Regulation S-X, particularly disclosure required by Article 10-01(b)(8) and labelling of each page as unaudited.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that has updated the interim financial statements to comply with guidance in Article 10 of Regulation S-X, as requested by the Staff.

7. Capitalization and Equity Transactions, page F-32

30.

You state that the 1-for-16 reverse stock split will occur "prior to the effective time of a proposed Reg CF becoming effective with the Securities and Exchange Commission" and that "the Reverse Split was effective April 16, 2024" and appear to have made retroactive adjustments for this reverse stock split in your interim financial statements but not your annual financial statements. We remind you that in accordance with SAB Topic 4:C you will need to revise all financial statements and disclosures throughout this filing to give effect to the expected reverse stock split. Also, your auditor's report must be updated to reflect this stock split in accordance with Auditing Standard (AS) 3110.05.

Response: In response to this comment, the Company respectfully advises the Staff that all financial statements and disclosures throughout the offering circular have been revised to give effect to the reverse stock split.

Index of Exhibits, page 66

31.

Please file your agreement with Dealmaker Securities LLC pursuant to which Dealmaker Securities LLC will act as lead selling agent for this offering. Refer to Part III, Item 17.1 of Form 1-A. In this regard, we also note your disclosure that you have agreed to pay your broker a cash commission equal to 4.5% of the amount raised in the offering, but the anticipated maximum broker commission per share presented in the table on page 69 appears to be greater than that percentage. Please advise, or revise your disclosures as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the Company advises the Staff that the broker will be paid a 6.5% commission, and has updated that disclosure throughout the offering circular.

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32.

We note that the Articles of Incorporation filed as Exhibit 2.1 only appears to authorize 5,000,000 shares of preferred stock, not the 10,000,000 shares disclosed in your offering statement. Further, the exhibit does not appear to include the designation of your Series A super voting preferred stock. Please file the current version of your Articles of Incorporation, including all amendments and the certificate of designation, or other applicable document, for your Series A super voting preferred stock.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the disclosure throughout the offering statement to reflect that the Company is authorized to issue 5,000,000 shares of preferred stock, not 10,000,000 shares of preferred stock. Additionally, the Company has filed the current version of the certificate of designation for the Series A super voting preferred stock, as requested by the Staff.

33.

To the extent not already filed, please file copies of your agreements with your officers and directors as exhibits to the offering statement. In this regard, we note several transactions described under "Related Party Transactions" on page 65, but the only related agreements filed as exhibits to the offering statement are the license agreements. Refer to Part III, Item 17.6(b) of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has filed all agreements, as applicable.

34.	Please file a copy of your merger agreement with Pacific Shore Holdings, Inc. as an exhibit to the offering statement. Refer to Part III, Item 17.7 of Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that is has filed the merger agreement with Pacific Shore Holdings, Inc., as exhibit 7.0 to the offering circular, as requested by the Staff.

Signatures, page 67

35.

Please revise the preamble to each of the signature blocks to correspond to the text under "Signatures" in Form 1-A. In addition, in the second set of signatures, you should include the signatures of a majority of the members of your board of directors. Refer to Instruction 1 to Signatures in Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has updated the signature blocks in the preamble to correspond to the text under “Signatures”, and included the members of the board of directors, as requested by the Staff.

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If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 930-9700.

Thank you for your time and attention.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

By:	/s/ Jesse Blue
Jesse Blue

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